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SEC MAIL
RECEIVED
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SEP 0 4 2003
WASH
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 18361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cameron, Murphy & Spangler, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 South Oakland Avenue
(No. and Street)

Pasadena (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen A. Henson, CPA (626) 403-4410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henson & Company, CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

2045 Huntington Drive, Suite B (Address) South Pasadena (City) California (State) 91030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cameron, Murphy & Spangler, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


GWEN JENKINS
Commission # 1251915
Notary Public - California
Los Angeles County
My Comm. Expires Jan 29, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Cameron, Murphy and Spangler, Inc.

We have audited the accompanying balance sheet of Cameron, Murphy and Spangler, Inc. at March 31, 2003 and the related statements of operations, changes in retained earnings and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cameron, Murphy and Spangler, Inc. as of March 31, 2003 and the results of its operations, changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



South Pasadena, California
June 10, 2003

CAMERON, MURPHY AND SPANGLER, INC.
BALANCE SHEET
March 31, 2003

ASSETS

Current assets:	
Cash	$ 168,993
Tax refund receivable	4,036
Receivables from brokers and dealers	26,135
Total current assets	199,164
Property and equipment:	
Furniture and fixtures	150,471
Automobile	39,218
Building	303,629
Land	62,000
	555,318
Less accumulated depreciation	(351,186)
Net property and equipment	204,132
Investment in NASDAQ securities	34,000
Note receivable from employee	100,000
Total assets	$ 537,296

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 12,053
Commitments	
Shareholders' equity:	
Common stock, no par value, 200 shares authorized and issued, 100 shares outstanding	50,000
Retained earnings	790,243
	840,243
Cost of 100 shares of common stock held by the Company	(315,000)
Total shareholders' equity	525,243
Total liabilities and shareholders' equity	$ 537,296

See accompanying notes

CAMERON, MURPHY AND SPANGLER, INC.

STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

Six months ended March 31, 2003

Revenues:		
Commissions		$ 363,697
Interest & dividends		19,910
Other		104
		383,711
Expenses:		
Officer salaries	$ 150,000	
Office salaries	27,900	
Pension plan expense	45,060	
Consulting fees	300	
Communications	7,506	
Office expenses	8,792	
Payroll taxes	18,647	
Insurance	22,129	
Depreciation and amortization	7,049	
Travel and entertainment	20,559	
Auto expenses	15,188	
Other operating expenses	142,525	465,655
Loss before taxes based on income		(81,944)
Provision for income taxes		(6,164)
Net loss		(88,108)
Retained earnings - beginning of year		878,351
Retained earnings - end of year		$ 790,243

See accompanying notes

CAMERON, MURPHY SPANGLER
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Six months ended March 31, 2003

	Common Stock		Retained	Treasury	Total Shareholders'
	Shares	Amount	Earnings	Stock	Equity
Balances at September 30, 2002	100	$ 50,000	$ 878,351	(315,000)	$ 613,351
Net loss	-	-	(88,108)	-	(88,108)
Balances at March 31, 2003	100	$ 50,000	$ 790,243	$ (315,000)	$ 525,243

CAMERON, MURPHY AND SPANGLER, INC.

STATEMENT OF CASH FLOWS

Six months ended March 31, 2003

Cash flow from operating activities:	
Net income	$ (88,108)
Non cash items included in net income:	
Depreciation and amortization	7,049
Decrease in receivables from brokers and dealers	2,922
Decrease in investment in NASDAQ securities	12,100
Increase in tax receivable	(4,036)
Increase in accounts payable	3,279
Decrease in liabilities	(60,000)
Total cash used by operations	(126,794)
Net decrease in cash	(126,794)
Beginning cash balance	295,787
Ending cash balance	$ 168,993

See accompanying notes

CAMERON, MURPHY AND SPANGLER, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2003

1. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

Basis of Presentation

The Company was incorporated in California as a registered broker dealer as a member of the National Association of Securities Dealers. The Company executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The Company has previously reported on a September 30 fiscal year end. During 2003 it was decided to change the Company's fiscal reporting year end to March 31 to conform to the year end used for income tax reporting purposes. The accompanying statements reflect six months of activity from October 1, 2002 through March 31, 2003.

Property and equipment

Depreciation is provided using the straight line method over the estimated useful lives of the related assets as follows:

Buildings and building improvements	30 years
Automobiles	5 years
Furniture and fixtures	5-7 years

2. COMMITMENTS AND CONTINGENCIES

The Company is contingently liable to their clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall by the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2003, the Company had net capital of $185,271 which exceeded its requirement by $135,271.

A computation of reserve requirements and information relating to possession and control are not applicable to Cameron, Murphy and Spangler, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (B).

4. INCOME TAXES

The Company records the effect of income taxes in accordance with Statement of Financial Accounting Standards # 109, "Accounting for Income Taxes". The Company's year-end for tax reporting purposes is March 31. The income tax provision is generated by the company's estimated taxable income for the period of October 1, 2002 through March 31, 2003.

CAMERON, MURPHY AND SPANGLER, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

Six months ended March 31, 2003

CREDITS	
Shareholders' equity	$ 525,243
DEBITS	
Non allowable assets:	
Petty cash	200
Net property and equipment	204,132
Non-allowable investments – NASD securities	20,101
Tax refund receivable	4,036
Haircuts on securities	11,503
Note receivable- employee	100,000
TOTAL DEBITS	339,972
NET CAPITAL	$ 185,272
6-2/3% of aggregate indebtedness in the amount of $12,053 or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$ 135,272
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 12,053
TOTAL AGGREGATE INDEBTEDNESS	$ 12,053
Ratio of Aggregate Indebtedness to Net Capital	.065:1

See accompanying accountants' report

CAMERON, MURPHY AND SPANGLER, INC.

RECONCILIATION OF NET CAPITAL

March 31, 2003

Net capital per FOCUS report, Part II	$ 185,271
Differences	-
Net Capital	$ 185,271

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

Board of Directors
Cameron, Murphy & Spangler, Inc.

We have examined the financial statements of Cameron, Murphy & Spangler, Inc., as of March 31, 2003, and have issued our report thereon dated June 10, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g) (1), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Our review indicated that Cameron, Murphy & Spangler, Inc. was in compliance with the exemption from Rule 15c3-3 as of March 31, 2003 and no facts came to our attention to indicate that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation or differences required by the Rule 17a-13 because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Cameron, Murphy & Spangler, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of Cameron, Murphy & Spangler, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies, and should not be used for any other purpose.



South Pasadena, California
June 10, 2003